Exhibit 1.02

Conflict Minerals Report

Introduction
1.
RADA Electronic Industries Ltd is concerned about human rights violations including forced labor, human trafficking and child labor occurring anywhere in the world, as well as the role that armed conflicts play in causing extreme violence across the Democratic Republic of the Congo and its adjoining countries (“the DRC region”).

2.
RADA fully supports the goals and objectives the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) , which aims to prevent the use of certain “Conflict Minerals” that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (DRC) or adjoining countries.

3.	At this point in time, in spite of actions and measures taken, as described herein, RADA cannot determine the source of the 3TG Minerals used in its products.

Part I – Due Diligence
RADA adopted the OECD Due Diligence Guidelines for responsible supply chain of minerals from Conflict –Affected and High-Risk Area, to determine Reasonable Country of Origin Inquiry (RCOI).

Establish strong company management systems
RADA management has acknowledged the importance of the "act" and taken the following measures:

a.	Assigned on the Quality Management Director to lead the program, and for a team to handle the issue:

1.	Director, Quality Management – Team Leader

2.	Controller - Team Member

3.	Senior Buyer – Team member

b.	Formalized the Conflict Mineral Policy, supporting the goal and objectives of the act, and communicated it in its internet site and to its suppliers.

The policy emphasis RADA commitment to the control of the conflict minerals, include measures to be taken against suppliers that fail to report properly.

c.	Monitor the action and progress of the program.

Identify and assess risks in the supply chain
Risks identified in the supply chain:

a.	Awareness of suppliers to the reporting requirements

b.	RADA has more than 500 suppliers. The list should be shortened to make the analysis and control more efficient.

c.	Analysis of Information gathered from suppliers requires resources, not available at RADA.

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Conflict Minerals Report

Design and implement a risk strategy
Program to meet the requirements and mitigate the risks identified was formed:

No.	Activity	Status	Notes
1.	Analyze the suppliers list resulted Short list consist of: 1. electronic components supplying suppliers 2. Metals Suppliers 3. PCB supplier	Done
1.	Communicate the requirement to report County Of Origin	Letter and Report example was sent to suppliers	Poor response
3.	Study and updates	1. RADA is member in ILTAM's work group on the subject. 2. Get proposal from various organization to support the program. 3. Attend Seminars and Webinars on the subject
4.	Gather and analyze information	In progress	Poor Response from Suppliers

As result of the poor response from RADA suppliers, another approach shall be taken to control the Conflict Minerals.:

1.	Analysis shall be done at manufacturer level (compared to suppliers / distributers).

2.	RADA shall assign the work to sub-contractor (two proposals received).

Conduct independent third-party audits
Not required at this time

Report annually on supply chain due diligence
This report is the first annual report

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Conflict Minerals Report

Part II Product Description
RADA Electronic Industries Ltd is an electronic equipment manufacturer. As such, the 3TG conflict minerals are necessary to the functionality of its products:

•	Tin is used for electronic components soldering.

•	Tantalum is used in various capacitors.

•	Tungsten is used as weight in one of the products.

•	Gold is used for wiring within components and as coating in PWB's and mechanical parts.

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